June 9, 2010

Ms. Jessica Barberich
Assistance Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:  Realmark Property Investors Limited Partnership - V

Dear Ms. Barberich:

This letter is in response to your letter dated May 12, 2010 regarding Realmark Property Investors Limited Partnership - V filing of Form 10-K for the year ended December 31, 2008 and our response dated April 6, 2010 to your previous letter.

1.
Please provide us with further support and clarification of your fair value analysis.  In addition to the listing of comparable properties provided to you for sales in the area of the remaining property in the Partnership (one building at Commercial Park West (CPW)), we also compared the current asking price to the sales price received for a prior sale.  Previously, two of the three buildings at the office park known as Commercial Park West were sold to an unrelated entity.  In management’s judgment, the previous sales at CPW and the comparable properties for sale, provide an appropriate mix of similar properties.  Management has determined $4.25 million to be the “asking price”, but would consider any real and viable offers at any time.

2.
Please advise us of the estimated costs to sell the property to determine fair value less costs to sell.  Based on management’s previous experience selling real estate, we estimate the costs to sell the property to be approximately $213,000 (5%) of the current asking price of $4,250,000.  Therefore, fair value less costs to sell would be approximately $4,037,000 and the property is being properly carried at the lower of carrying amount or fair value less costs to sell as the carrying amount was approximately $1,200,000 at December 31, 2009.

Ms. Jessica Barberich
June 9, 2010

3.
Please provide us with a detail of the changes in the offering price for the property since it was first put on the market in 2001, including each new asking price and price change date.  Management has not reduced its asking price from its initial asking price of $4,250,000 since the property was determined by management to be held for sale in connection with the settlement of the litigation which required all properties be disposed of.  As disclosed in the Form 10-K, in association with the settlement, the Court appointed a sales agent to work with the general partners to continue to sell the Partnership’s remaining property.  Management has maintained the “asking price” at $4,250,000, but would consider any real and viable offers at any time.

Sincerely,

Realmark Property Investors
     Limited Partnership - V

                                                                                    /s/Joseph M. Jayson
Joseph M. Jayson
Individual General Partner